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Code:    1090                                                     Exhibit 99(17)
Henry Egghart (NSB #3401)
LAW OFFICES OF HENRY EGGHART
317 South Arlington Avenue
Reno, Nevada  89501
Telephone:  (775) 329-2705
Facsimile:  (775) 323-0466

Local Counsel FOR JACK HERSH

Emily C. Komlossy
GOODKIND LABATON RUDOFF
  & SUCHAROW LLP
100 Park Avenue, 12th Floor
New York, NY  10017
Telephone:  (212) 907-0700
Facsimile:  (212) 818-0477


          IN THE SECOND JUDICIAL DISTRICT COURT OF THE STATE OF NEVADA
                         IN AND FOR THE COUNTY OF WASHOE

JACK HERSH, on behalf of himself and all               )
others similarly situated,                             )
                                                       )  Case No.: CVO3-03220
                  Plaintiff,                           )
                                                       )  Dept. No.:  6
         -against-                                     )
                                                       )
WILTEL COMMUNICATIONS GROUP,                           )
INC., J. PATRICK COLLINS, IAN M.                       )
CUMMING, WILLIAM H.                                    )
CUNNINGHAM, MICHAEL DIAMENT,                           )
ALAN J. HIRSCHFIELD, JEFFREY C.                        )
KEIL, MICHAEL P. RESSNER, JOSEPH                       )
S. STEINBERG, JEFFREY K. STOREY                        )
and LEUCADIA NATIONAL CORP.,                           )
                                                       )
                  Defendants.                          )
                                                       )
-------------------------------------------------------


                         AMENDED CLASS ACTION COMPLAINT


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                                  INTRODUCTION

     Plaintiff, by and through his attorneys, alleges this amended class action complaint on behalf of himself and all other stockholders of WilTel Communications Group, Inc ("WilTel' or the "Company") who are similarly situated, against the directors of WilTel and Leucadia National Corp. ("Leucadia"), WilTel's controlling shareholder, to enjoin certain actions of the defendants related to the proposed buyout of the outstanding shares of WilTel stock by Leucadia.

                                  THE PARTIES

     1. Plaintiff owns WilTel common stock and has owned such stock at all times material hereto.

     2. Defendant WilTel is incorporated in Nevada and maintains its executive offices at One Technology Center, Tulsa, Oklahoma. The Company provides services to the communications industry. As of March 31, 2003, WilTel had outstanding 50 million shares of common stock held by hundreds of shareholders of record. WilTel, formerly Williams Communications Group, emerged from bankruptcy proceedings in October, 2002.

     3. Defendants J. Patrick Collins ("Collins"), Ian M. Cumming ("Cumming"), William H. Cunningham ("Cunningham"), Michael Diament ("Diament"), Ian J. Hirschfield ("Hirschfield"), Jeffrey C. Keil ("Keil"), Michael P. Ressner ("Ressner") an Joseph S. Steinberg ("Steinberg") are directors of WilTel.

     4. Defendant Jeffrey K. Storey ("Storey") is the President, Chief Executive Officer and a director of WilTel.

     5. Defendants Cumming, Hirschfield, Keil and Steinberg were appointed to WilTel's Board of Directors by Leucadia. Four other Board members, defendants Collins, Cunningham, Diament and Storey, were appointed to WilTel's Board of Directors by the Official Committee of Unsecured Creditors of WilTel's predecessor, Williams Communications Group.

     6. Defendant Leucadia National Corp. ("Leucadia") is a New York corporation which owns 47% of the Company's outstanding stock.

     7. The individual defendants named in paragraphs 3 and 4 (collectively referred to herein as the "Director Defendants") and defendant Leucadia, as controlling


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shareholder, are in a fiduciary relationship with plaintiff and the public stockholders of WilTel, and owe plaintiff and the other WilTel public stockholders the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.


                            CLASS ACTION ALLEGATIONS

     8. Plaintiff brings this action pursuant to Rule 23 of the Nevada Rules of Civil Procedure for declaratory, injunctive and other relief on his own behalf and as a class action, on behalf of all common stockholders of WilTel (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) their successors in interests, who are being deprived of the opportunity to maximize the value of their WilTel shares by the wrongful acts of the defendants as described herein.

     9. This action is properly maintainable as a class action for the following reasons:

     (a) The Class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. There are 50 million common shares of WilTel outstanding, owned by hundreds stockholders of record. Members of the Class are scattered throughout the United States.

     (b) There are questions of law and fact which are common to members of the Class and which predominate over all questions affecting only individual members, including whether the defendants have breached the fiduciary duties owed by them to plaintiff and members of the Class by reason of the acts described herein.

     (c) The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

     (d) Plaintiff is committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     (e) Defendants have acted or refused to act on grounds generally applicable to the Class, thereby making relief with respect to the Class as a whole appropriate.


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                             SUBSTANTIVE ALLEGATIONS

     10. On May 15, 2003, Leucadia announced it had sent a letter to the directors of WilTel, formerly Williams Communications, Inc., offering to acquire all of the publicly-held stock of WilTel for the stock of Leucadia at a ratio of ..365 of a Leucadia share for each share of WilTel.

     11. Leucadia made an investment in WilTel upon the Company's emergence from bankruptcy in exchange for its 47% stake. However, pursuant to certain contractual arrangements, Leucadia is prohibited from acquiring more than 49% of WilTel stock pursuant to a stockholders' agreement and WilTel's Articles of Incorporation. In addition, the parties agreed that Leucadia could make a tender offer to the Company's stockholders, which could not initiated prior to October 15, 2004, unless approved by a majority of the Company's independent directors or shareholders.

     12. Nonetheless, on May 15, 2003, Leucadia offered to exchange .3565 common share of Leucadia for each share of WilTel common stock ("Original Offer").

     13. Based upon the May 14 closing price of Leucadia, the Original Offer values each WilTel share at $13.78. On the news, however, WilTel stock traded above the price in the Offer, going as high as $14.53 per share.

     14. On May 12, 2003, just prior to the announcement of the Original Offer, Leucadia announced its financial results for the quarter ended March 31, 2003, in which it recognized a loss of $34.8 million for its share of WilTel's losses.

     15. In its Form 10-Q for the quarter ended March 31, 2003, WilTel reported revenue of $288 million and a net loss of $73.2 million or $1.46 per share.

     16. On July 29, 2003, Leucadia issued a press release announcing it had withdrawn its proposal to buy the 52.6% shares of WilTel it did not already own.

     17. According to the July 29 press release, Leucadia withdraw the Original Offer because WilTel's Board of Directors expressed the view that the Company needed to be "shopped" in order to evaluate Leucadia's offer.


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     18. Leucadia indicated that it had no intention of selling its shares and therefore a sale to a third party was not realistic.

     19. Thereafter, on August 7, 2003, Leucadia transmitted a letter to certain directors of WilTel referred to as the "Independent Company Directors" which offered a choice of proposals: (a) .3672 of a Leucadia common share in exchange for each WilTel share, if the Independent Company Directors agree to let the revised offer go forward and not oppose the revised offer; or (b) .3934 of a Leucadia common share in exchange for each WilTel if WilTel enters into a mutually-acceptable merger agreement with Leucadia which provides for a first step exchange offer followed by a cash out merger.

     20. Leucadia indicated it would condition the revised offer upon, inter alia, the tender by a holder of a majority of shares not owned by Leucadia.

     21. The revised offer was termed Leucadia's "final offer", with a deadline of noon, August 12, 2003.

     22. Undoubtedly, the expiration of the revised offer is intended to precede the release of any quarterly earnings information by WilTel, and is an attempt to "cap" the Company's stock price.

     23. The revised offer is wrongful, unfair, and harmful to Class Members and represents an attempt by Leucadia to enrich itself at the expense of and to the detriment of Class Members. In seeking to force the revised offer, Defendants have failed to offer a fair price or afford Class Members adequate procedural safeguards, all in violation of their fiduciary obligation.

     24. Because of the control exercised by Leucadia over WilTel, no third party, as a practical matter, can bid for the Company and thus, it is unlikely that other bidders will emerge for WilTel.

     25. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the transaction, to the irreparable harm of the plaintiff and the Class.



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     26. Plaintiff and the other members of the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment as follows:

     A. Declaring that this action is proper class action and naming plaintiff as Class representative;

     B. Ordering defendants to carry out their fiduciary duties to plaintiff and the other members of the Class, including the duties of care, loyalty, and candor;

     C. Granting preliminary and permanent injunctive relief against the consummation of the Offer as described herein;

     D. In the event the Offer is consummated, rescinding the transaction effected by defendants and a awarding rescissionary damages;

     E. Ordering defendants, jointly and severally, to pay to plaintiff and to other members of the Class all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;

     F. Awarding plaintiff the costs and disbursements of the action including allowances for plaintiffs reasonable attorneys and experts fees; and

     G. Granting such other and further relief as may be just and proper in the premises.

Dated: August 25, 2003

                                        By:      /s/ Henry Egghart
                                                 -------------------------------
                                                 Henry Egghart, Esq.
                                                 LAW OFFICES OF HENRY EGGHART
                                                 317 S. Arlington Avenue
                                                 Reno, NV 89501

                                                 Local Counsel for Plaintiff

                                                 Emily C. Komlossy
                                                 GOODKIND LABATON RUDOFF
                                                   & SUCHAROW LLP
                                                 100 Park Avenue, 12th Floor
                                                 New York, NY  10017
                                                 212/907-0700
                                                 212/818-0477 fax


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                         CERTIFICATE OF SERVICE BY MAIL

     I herby certify that on this ____ day of August 2003, I mailed at Reno, Nevada, a true and correct copy of AMENDED COMPLAINT in a sealed envelope, fist class prepaid, addressed to the following:

E. Leif Reed, Esq.
Lionel, Sawyer and Collins
1100 Bank of America Plaza
50 West Liberty Street
Reno, NV  89501

Kristy Wheeler, Esq.
Morris, Pickering & Sanner
900 Bank of America Plaza
300 South Fourth Street
Las Vegas, NV  89101












                                                       /s/ Henry Egghart
                                                  ------------------------------
                                                           Henry Egghart